EXHIBIT (a)(1)(iii)
SUMMARY OF STOCK OPTION EXCHANGE PROGRAM
Below is a summary of some aspects of the Delek US Holdings, Inc. Stock Option Exchange Program (the “Offer”) that may help familiarize you with its principal terms. Full details of the Offer can be found in the Offering Memorandum Relating to Our Offering to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (the “Offering Memorandum”) and related documents, copies of which are included in a Schedule TO filed with the Securities and Exchange Commission on May 13, 2009 and are available on the Offer website at https://delekus.equitybenefits.com/. Participation is voluntary and involves risks that are discussed in the Offering Memorandum. We believe that the Offer may be important to you and urge you to take the time to study the materials and make an informed decision about whether to participate.
•	You may only exchange outstanding options to purchase shares of our Common Stock that were granted under our 2006 Long-Term Incentive Plan prior to May 1, 2009 with an exercise price greater than or equal to $16.00.
•	The number of shares subject to the replacement options you receive compared to the number of shares subject to the options you surrender will be based on the following exchange ratios:

Exercise Price of	Exchange Ratio
Surrendered	(Replacement Options as a Percentage of	Replacement Options To Be Issued
Eligible Options	Surrendered Eligible Options)	Per 100 Eligible Options Surrendered
$16.00	67%	67
$16.01 - $20.99	57%	57
$21.00	50%	50
$21.01 - $25.99	44%	44
$26.00+	31%	31
•	The replacement options will retain the expiration date and vesting schedule of the corresponding surrendered options except that all replacement options will be subject to a minimum six month vesting requirement. Thus, if a portion of a surrendered option is vested or is scheduled to vest within six months of the replacement option grant date (which grant date is expected to be June 10, 2009), the corresponding portion of the replacement option will vest six months from the grant date (which vesting date is expected to be December 10, 2009).
•	If you choose to participate in the Offer, you must access, and follow the instructions on, the Offer website. The Offer website provides you with certain information about your eligible options, including the grant date, the exercise price, the number of shares subject to the option and the election alternatives available to you.
•	If you are unable to submit your election electronically via the Offer website as a result of technical failures of the Offer website (such as the Offer website being unavailable or the Offer website not accepting your election), or if you do not otherwise have access to the Offer website for any reason (including lack of access to internet services), you may make your election by obtaining a paper election form, and returning a completed paper election form, by facsimile or hand delivery, to the Option Exchange Administrator at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, facsimile number (615) 435-1271, e-mail option.exchange@delekus.com.
•	If you choose to participate in the Offer, you must make your election (whether electronically or otherwise) before the expiration of the Offer at 10:00 p.m., Central Time, on June 10, 2009 (unless the Offer is extended). We will not accept delivery of any election after the expiration of the Offer. Documents submitted by United States mail, FedEx, UPS, DHL or similar delivery service are not permitted.
•	If we have not received your properly documented election before the Offer expires, you will be deemed to have declined the Offer. If you choose (whether expressly or otherwise) not to participate in the Offer, you will retain your current options under their current terms and conditions.
The Offer is made under the terms and subject to the conditions set forth in the Offering Memorandum, the related Election Form and other documents available on the Offer website. You should carefully read all of these documents before you decide whether to participate in the Offer. If you have questions, please contact the Option Exchange Administrator as indicated above.
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